September 24, 2025

William Elder
CFO and General Counsel
CervoMed Inc.
20 Park Plaza
Suite 424
Boston, MA 02116

       Re: CervoMed Inc.
           Form 10-K for the year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-37942
Dear William Elder:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences